EXHIBIT 99.05

The Board approved the slice of land at 3 sites in Taipei City that jointly owned by Chunghwa Telecom and Chunghwa Post

Date of events: 2017/05/08

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Land no. 145 and 145-8, Jin Hua sec. Daan dist.(site 1), Taipei City, land no. 516-2, Nanhai sec. Zhongzheng Dist.(site 2), Taipei City, and land no. 180 and 180-1, Lanya sec., Shilin Dist, Taipei City.

2.Date of the occurrence of the event:2017/05/08

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

(1)Before sliceboth parties hold 50% shares of rights of 3 sites, totally 2,334.5 square meters, equivalent to 706.2 p’ing, sum of The Publicly Announced Current Land Value estimated NT$919,789,313.

(2)After sliceChunghwa Telecom holds 100% shares of site 1 and 19% shares of site 3, totally 2,059.1 square meters, equivalent to 622.9 p’ing, sum of The Publicly Announced Current Land Value estimated NT$919,788,701, plus NT$612 in cash.

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Post. Co., Ltd.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:In accordance with the law and regulation

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the law and regulation

10.Name of the professional appraisal institution and its appraisal amount:N/A

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.Is the appraisal report price a limited price or specific price?:N/A

13.Has an appraisal report not yet been obtained?:N/A

14.Reason for an appraisal report not been obtained:N/A

15.Broker and broker’s fee:N/A

16.Concrete purpose or use of the acquisition or disposal:property management

17.Do the directors have any objection to the present transaction?:N/A

18.Any other matters that need to be specified:None